

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 29, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value of SmartETFs Sustainable Energy II ETF, a series of GUINNESS ATKINSON FUNDS, under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company